# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madison Square Garden Sports Corp., CIK 0001636519
CUSIP: 55825T103
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Date of event which requires filing of this statement: 01/31/2025
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 197,323; shared voting power 1,473,247; sole dispositive power 197,323; shared dispositive power 1,473,247; aggregate amount beneficially owned 1,670,570 (8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,086,513 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,752; shared voting power 757,272; sole dispositive power 19,752; shared dispositive power 757,272; aggregate amount beneficially owned 777,024 (3.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,789,971 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 12,288; shared voting power 2,323,296; sole dispositive power 12,288; shared dispositive power 2,323,296; aggregate amount beneficially owned 2,335,584 (10.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,290,954 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,063; shared voting power 776,412; sole dispositive power 8,063; shared dispositive power 776,412; aggregate amount beneficially owned 784,475 (3.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,806,023 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,872; shared voting power 714,702; sole dispositive power 6,872; shared dispositive power 714,702; aggregate amount beneficially owned 721,574 (3.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,852,629 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 314; shared voting power 2,482,025; sole dispositive power 314; shared dispositive power 2,482,025; aggregate amount beneficially owned 2,482,339 (11.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,071,481 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,274; shared voting power 2,806,191; sole dispositive power 2,274; shared dispositive power 2,806,191; aggregate amount beneficially owned 2,808,465 (12.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,765,154 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as a Trustee of certain trusts described herein (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 291,836; shared voting power 955,854; sole dispositive power 291,836; shared dispositive power 955,854; aggregate amount beneficially owned 1,247,690 (6.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,394,432 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust (CIK 0001723920): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 261,356; shared voting power 0; sole dispositive power 261,356; shared dispositive power 0; aggregate amount beneficially owned 261,356 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,305,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 312,888; shared voting power 0; sole dispositive power 312,888; shared dispositive power 0; aggregate amount beneficially owned 312,888 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 633,573; shared voting power 0; sole dispositive power 633,573; shared dispositive power 0; aggregate amount beneficially owned 633,573 (3.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 829,066; shared voting power 0; sole dispositive power 829,066; shared dispositive power 0; aggregate amount beneficially owned 829,066 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,704,882 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 434,991; shared voting power 0; sole dispositive power 434,991; shared dispositive power 0; aggregate amount beneficially owned 434,991 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,098,957 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 409,992; shared voting power 0; sole dispositive power 409,992; shared dispositive power 0; aggregate amount beneficially owned 409,992 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,123,956 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 430,991; shared voting power 0; sole dispositive power 430,991; shared dispositive power 0; aggregate amount beneficially owned 430,991 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,102,957 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 374,992; shared voting power 0; sole dispositive power 374,992; shared dispositive power 0; aggregate amount beneficially owned 374,992 (1.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,158,956 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Madison Square Garden Sports Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Comment:
This Amendment No. 7 to Schedule 13D ("Amendment No.7") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Madison Square Garden Sports Corp. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to, among other things, reflect the addition of Paul J. Dolan as a Reporting Person and report changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters described in Item 4.

The Schedule 13D filed by the original Reporting Persons on October 9, 2015, as amended and supplemented by Amendment No. 1 filed on September 13, 2016, Amendment No. 2 filed on December 26, 2017, Amendment No. 3 filed on December 11, 2018, Amendment No. 4 filed on September 24, 2019, Amendment No. 5 filed on December 31, 2019 and Amendment No. 6 filed on December 31, 2024, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 7.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust"); the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; and the Tara Dolan 1989 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust"), Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts, and Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and as sole Trustee of the CFD 2009 Trust.
Residence or business address:
The disclosure in Item 2(b) is hereby amended by adding the following at the end thereof:

Paul J. Dolan
Progressive Field
2401 Ontario St.
Cleveland, OH 44115
Present principal occupation or employment:
The disclosure in Item 2(c) is hereby amended by adding the following at the end thereof:

Paul J. Dolan is the Chairman and Chief Executive of the Cleveland Guardians Major League Baseball team, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a director of the Issuer, Madison Square Garden Entertainment Corp. ("MSGE") and Sphere Entertainment Co. ("SPHR"). MSGE's and SPHR's principal business address is Two Pennsylvania Plaza, New York, NY 10121.
Criminal convictions in the last five years:
The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

Paul J. Dolan, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

Paul J. Dolan, during the last five years, has not been a party to a civil proceeding of a judicial body or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The disclosure in Item 2(f) is hereby amended by adding the following at the end thereof:

Paul J. Dolan is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

On January 31, 2025, Brian G. Sweeney ceased to serve as the trustee of the CFD 2009 Trust and Paul J. Dolan was appointed the trustee of the CFD 2009 Trust. Accordingly, Brian G. Sweeney and his spouse, Deborah A. Dolan-Sweeney, are no longer deemed to beneficially own the shares of Common Stock owned of record by the CFD 2009 Trust. Further, Paul J. Dolan may be deemed to beneficially own the shares of Common Stock owned of record by the CFD 2009 Trust. Paul J. Dolan disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of February 3, 2025, the Group Members may be deemed to beneficially own an aggregate of 5,089,856 shares of Class A Common Stock as a result of their beneficial ownership of (i) 560,339 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as a director), and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.2% of the total shares of the Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 38,832 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 19,475,568 outstanding shares of Class A Common Stock as of December 31, 2024, based on information provided by the Issuer.

The information contained in Item 4 of this Amendment No. 7 is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 7, which are incorporated by reference and provide updated information about the Reporting Persons' beneficial ownership as of February 3, 2025.

Paul J. Dolan may be deemed to beneficially own an aggregate of 1,247,690 shares of Class A Common Stock, including (i) 112,605 shares of Class A Common Stock, and (ii) 1,135,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 291,836 shares of Class A Common Stock (including 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, 36,922 shares of Class A Common Stock owned of record by CFD 2009 Trust, and 224,434 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 955,854 shares of Class A Common Stock (including an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, 36,922 shares of Class A Common Stock owned of record by CFD 2009 Trust, 224,434 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust, an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

See Exhibit A for additional information regarding the Reporting Persons that are Trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: There were no transactions in the Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by replacing Exhibit A and adding Exhibit B.7 and Exhibit C.6 in appropriate numerical order as follows:

Exhibit A: Amended and Restated Trust and Beneficiary List

Exhibit B.7: Joint Filing Agreement, dated February 4, 2025

Exhibit C.6: Power of Attorney for Charles F. Dolan 2009 Revocable Trust

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (02/04/2025)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (02/04/2025)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Paul J. Dolan, as a Trustee of certain trusts described herein: /s/ Paul J. Dolan, Paul J. Dolan (02/04/2025)
- Charles F. Dolan 2009 Revocable Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)